Exhibit 99.1

Aurora Mobile Limited Announces Fourth Quarter and Fiscal Year 2022

Unaudited Financial Results

SHENZHEN, CHINA, March 9, 2023 – Aurora Mobile Limited (“Aurora Mobile” or the “Company”) (NASDAQ: JG), a leading provider of customer engagement and marketing technology services in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2022.

Fourth Quarter 2022 Financial Highlights

•	Revenues were RMB86.9 million (US$12.6 million), a decrease of 14% year-over-year.

•	Cost of revenues was RMB27.1 million (US$3.9 million), a decrease of 7% year-over-year.

•	Gross profit was RMB59.8 million (US$8.7 million), a decrease of 17% year-over-year.

•	Total operating expenses were RMB95.4 million (US$13.8 million), an increase of 3% year-over-year.

•	Net loss was RMB31.8 million (US$4.6 million), compared with a net loss of RMB35.6 million for the same quarter last year.

•

Net loss attributable to Aurora Mobile Limited’s shareholders was RMB32.7 million (US$4.7 million), compared with a net loss attributable to Aurora Mobile Limited’s shareholders of RMB35.6 million for the same quarter last year.

•	Adjusted net loss (non-GAAP) was RMB6.6 million (US$1.0 million), compared with a RMB8.1 million adjusted net loss for the same quarter last year.

•	Adjusted EBITDA (non-GAAP) was a positive RMB0.6 million (US$0.1 million), compared with a positive RMB1.8 million for the same quarter last year.

Fiscal year 2022 Financial Highlights

•	Revenues were RMB328.8 million (US$47.7 million), a decrease of 8% year-over-year.

•	Cost of revenues was RMB103.0 million (US$14.9 million), an increase of 12% year-over-year.

•	Gross profit was RMB225.8 million (US$32.7 million), a decrease of 15% year-over-year.

•	Total operating expenses were RMB357.6 million (US$51.8 million), a decrease of 11% year-over-year.

•	Net loss was RMB107.8 million (US$15.6 million), compared with a net loss of RMB140.6 million in 2021.

•

Net loss attributable to Aurora Mobile Limited’s shareholders was RMB106.3 million (US$15.4 million), compared with a net loss attributable to Aurora Mobile Limited’s shareholders of RMB140.6 million in 2021.

•	Adjusted net loss (non-GAAP) was RMB55.8 million (US$8.1 million), compared with a RMB86.6 million adjusted net loss in 2021.

•	Adjusted EBITDA (non-GAAP) was a negative RMB22.3 million (US$3.2 million), compared with a negative RMB46.0 million in 2021.

Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile, commented, “Before looking at the fourth quarter financial results, I would like to reflect upon our journey in the past couple of years, in a challenging environment caused by pandemic. We started afresh as a pure SAAS business in Q1’2021, and amidst the transition period, we didn’t stop innovating and harnessing our core business line, Developer Services. With economic uncertainty going globally, in mid-2021 we acted quickly and proactively to make our organization stronger and more efficient by enacting restructuring and strict cost management across the company. We are so glad we made these decisions, and our efforts are reflected in our financial results. Let me share some of the key results with you:

•	Second positive adjusted EBITDA since Q4’2021, at RMB0.6 million

•	All businesses, including Developer Services – Subscription, Value-added Services and Vertical Applications have recorded quarter-over-quarter growth

•	Highest quarterly gross profit in 2022, at RMB59.8 million

•	Lowest adjusted net loss since Q3 of 2019, at RMB6.6 million, improved by 18% year-over-year

•	AR turnover days at 32 days. Lowest since IPO!

•	Total customer number up 70% year-over-year to 4,719

I am thrilled to report renewed growth in Q4’2022. Our adjusted EBITDA was positive for the second quarter since Q4’2021, at RMB0.6 million, significantly improved by RMB7.3 million from negative RMB6.7 million in Q3’2022. Our adjusted net loss was also the lowest since Q3’2019, at RMB6.6 million, improved by 18% year-over-year. Total revenue rose to RMB86.9 million, up 8% quarter-over-quarter, and both Developer Services, our core business, and Vertical Applications have achieved sequential growth. The biggest revenue growth was contributed by Developer Services with the revenues increased by 11% quarter-over-quarter to RMB63.2 million, which was mainly due to the increase in both Subscription Services and Value-added Services. Year-over-year, Developer Services revenues decreased by 15% mainly due to the weakness in Value-added-Services, offset by the growth in Subscription Services.

Subscription Services revenues were RMB46.3 million, up 11% quarter-over-quarter and up 4% year-over-year. Subscription services, our core business line, include JPUSH, Analytics, UMS and other products and services that help APP developers and enterprises to improve operational efficiency. Our private cloud service revenue increase has contributed to the Subscription revenue growth, and we were able to bring many renowned customers on-board.

During Q4’2022, we already saw some growth in our Value-added Services revenue which is a good indicator of overall reviving consumer activities. The Value-added Services revenue increased quarter-over-quarter by 10%, and it was the first sequential growth in 2022, a major positive sign for us. Year-over-year revenues were down 44% to RMB16.9 million and we expect the year-over-year growth trend will continue to recover in 2023. For our Adpub that was launched back in Q2’2022, we are seeing more and more interest from various Apps. Over 10 million DAUs joined our platform by the end of this quarter, a growth in DAUs of over 300%!

Another exciting news which also marks a major milestone for us, is our pioneer work in integrating the ChatGPT’s technology in our JPush, our push notification solution and in our email and SMS service platform. Today AI has become the cornerstone of many products and services, and it is very important for us to be one of the first movers in applying AI technology. Our proactive integration of interactive language model technology and AIGC really give us the edge and a great opportunity to make our products smarter, further benefiting all our customers. In addition, we have recently become one of the first ecosystem partners of ERNIE Bot, a generative AI chatbot developed by Baidu. We will access ERNIE Bot and apply Baidu’s leading intelligent dialogue technology in our customer engagement and marketing technology services. This initiative is an additional step in our implementation of our AI-driven strategy with the support and empowerment of leading AI chatbot technologies.”

Mr. Shan-Nen Bong, Chief Financial Officer of Aurora Mobile, added, “With our relentless effort in developing our core Developer Services, we see a very promising recovering trend in Q4’2022 and going forward. And not only in Developer Services but we have also seen sequential growth in Vertical Applications revenues, especially in Market Intelligence.

Our Market Intelligence services delivered strong revenue growth, up 16% quarter-over-quarter and 27% year-over-year to RMB10.4 million. During this quarter, our revenue increased as a result of recovery in customers’ spending and the addition of many well-known and sizable new clients. In the Financial Risk Management segment, revenues decreased by 14% quarter-over-quarter to RMB12.4 million and decreased by 25% year-over-year. The decrease in Financial Risk Management revenue was due to many of our customers’ consumption were impacted by the COVID outbreak in November to December last year.

Our strategy of active and stringent cost management proved very wise, and our quick action helps us to maintain as a nimble organization. We had another historically low quarter in terms of operating expenses excluding the non-cash impairment loss of long-lived assets, at RMB73.0 million, down 21% year-over-year.

In addition, the AR turnover days decreased from 38 days in Q3’2022 to 32 days, which is the lowest AR turnover days since IPO!

Total Deferred Revenue, which represents cash collected in advance from customers for future contract performance, recorded another highest balance in the history of the Company at RMB142.4 million. In addition, this quarter also marks the 7th quarter where the deferred revenue has continuous sequential growth which is another great source of cash inflow for us in such a challenging time. Healthy cash flow aside, the level of Deferred Revenue also signifies that our business is in great shape.”

Fourth Quarter 2022 Financial Results

Revenues were RMB86.9 million (US$12.6 million), a decrease of 14% from RMB101.2 million in the same quarter of last year, mainly due to the impact of COVID-19 on overall macroeconomic conditions.

Cost of revenues was RMB27.1 million (US$3.9 million), a decrease of 7% from RMB29.1 million in the same quarter of last year. The decrease was mainly due to a RMB5.8 million decrease in media cost, and offset by a RMB1.8 million increase in short message cost and a RMB1.0 million increase in technical service cost.

Gross profit was RMB59.8 million (US$8.7 million), a decrease of 17% from RMB72.1 million in the same quarter of last year.

Total operating expenses were RMB95.4 million (US$13.8 million), an increase of 3% from RMB92.5 million in the same quarter of last year.

•

Research and development expenses were RMB35.0 million (US$5.1 million), a decrease of 22% from RMB45.0 million in the same quarter of last year, mainly due to a RMB4.9 million decrease in personnel costs, a RMB1.9 million decrease in cloud cost, and a RMB1.4 million decrease in depreciation expense.

•

Sales and marketing expenses were RMB24.5 million (US$3.5 million), a decrease of 26% from RMB33.2 million in the same quarter of last year, mainly due to a RMB6.8 million decrease in personnel costs and a RMB1.3 million decrease in marketing expense.

•

General and administrative expenses were RMB35.9 million (US$5.2 million), an increase of 149% from RMB14.4 million in the same quarter of last year, mainly due to a RMB22.4 million increase in long-lived assets impairment due to a one time cost for the “Going Cloud” project.

Loss from operations was RMB35.6 million (US$5.2 million), compared with RMB20.5 million in the same quarter of last year.

Net Loss was RMB31.8 million (US$4.6 million), compared with RMB35.6 million in the same quarter of last year.

Adjusted net loss (non-GAAP) was RMB6.6 million (US$1.0 million), compared with RMB8.1 million in the same quarter of last year.

Adjusted EBITDA (non-GAAP) was a positive RMB0.6 million (US$0.1 million) compared with a positive RMB1.8 million for the same quarter of last year.

The cash and cash equivalents, restricted cash and short-term investments were RMB116.3 million (US$16.9 million) as of December 31, 2022 compared with RMB284.6 million as of December 31, 2021. The decrease was primarily due to the short-term bank loan of RMB150.0 million was fully repaid in April 2022.

Fiscal year 2022 Financial Results

Revenues were RMB328.8 million (US$47.7 million), a decrease of 8% from RMB357.3 million in 2021, mainly due to the impact of COVID-19 on overall macroeconomic conditions.

Cost of revenues was RMB103.0 million (US$14.9 million), an increase of 12% from RMB92.4 million in 2021. The increase was mainly due to the increase in media cost of RMB9.0 million.

Gross profit was RMB225.8 million (US$32.7 million), a decrease of 15% from RMB264.9 million in 2021.

Total operating expenses were RMB357.6 million (US$51.8 million), a decrease of 11% from RMB403.1 million in last year.

•

Research and development expenses were RMB154.1 million (US$22.3 million), a decrease of 25% from RMB206.7 million in last year, mainly due to a RMB33.2 million decrease in personnel costs, a RMB7.3 million decrease in technical service fee, a RMB3.7 million decrease in cloud cost, and a RMB3.1 million decrease in depreciation expense.

•

Sales and marketing expenses were RMB98.3 million (US$14.2 million), a decrease of 16% from RMB116.4 million in last year, mainly due to a RMB10.4 million decrease in personnel costs and a RMB6.4 million decrease in marketing expense.

•

General and administrative expenses were RMB105.3 million (US$15.3 million), an increase of 32% from RMB79.9 million in last year, mainly due to a RMB22.4 million increase in long-lived assets impairment due to a one time cost for the “Going Cloud” project.

Loss from operations was RMB131.8 million (US$19.1 million), compared with RMB138.1 million in 2021.

Net Loss was RMB107.8 million (US$15.6 million), compared with RMB140.6 million in 2021.

Adjusted net loss (non-GAAP) was RMB55.8 million (US$8.1 million), compared with RMB86.6 million in 2021.

Adjusted EBITDA (non-GAAP) was a negative RMB22.3 million (US$3.2 million) compared with a negative RMB46.0 million in 2021.

Update on Share Repurchase

As of December 31, 2022, the Company had repurchased a total of 1,194,075 ADS, of which 246,326 ADSs, or around US$223.1 thousand were repurchased during the fourth quarter in 2022 at the average purchase price of US$0.91.

Conference Call

The Company will host an earnings conference call on Thursday, March 9, 2023 at 7:30 a.m. U.S. Eastern Time (8:30 p.m. Beijing time on the same day).

All participants must register in advance to join the conference using the link provided below. Please dial in 15 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration:https://register.vevent.com/register/BI40e0b150176844aea7da3e1ed87f1f98

A live and archived webcast of the conference call will be available on the Investor Relations section of Aurora Mobile’s website at https://ir.jiguang.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses two non-GAAP measures, adjusted net loss and adjusted EBITDA, as a supplemental measure to review and assess its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding share-based compensation, reduction in force charges, impairment of long-lived assets, impairment of long-term investment and change in fair value of foreign currency swap contract. The Company defines adjusted EBITDA as net loss excluding interest expense, depreciation of property and equipment, amortization of intangible assets, amortization of land use right, income tax expenses/(benefits), share-based compensation, reduction in force charges, impairment of long-lived assets, impairment of long-term investment and change in fair value of foreign currency swap contract.

The Company believes that adjusted net loss and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss.

The Company believes that adjusted net loss and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net loss and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability to transition to the new advertising-driven SAAS business model; its ability to maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile is a leading provider of customer engagement and marketing technology services in China. Since its inception, Aurora Mobile has focused on providing stable and efficient messaging services to enterprises and has grown to be a leading mobile messaging service provider with its first-mover advantage. With the increasing demand for customer reach and marketing growth, Aurora Mobile has developed forward-looking solutions such as Cloud Messaging and Cloud Marketing to help enterprises achieve omnichannel customer reach and interaction, as well as artificial intelligence and big data-driven marketing technology solutions to help enterprises’ digital transformation.

For more information, please visit https://ir.jiguang.cn/.

For investor and media inquiries, please contact:

Aurora Mobile Limited

ir@jiguang.cn

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eric.yuan@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

—

Footnote:

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 30, 2022.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Three months ended				Twelve months ended
	December 31, 2021	September 30, 2022	December 31, 2022		December 31, 2021	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	101,196	80,431	86,914	12,601	357,322	328,822	47,675
Cost of revenues	(29,138)	(26,403)	(27,118)	(3,932)	(92,393)	(103,022)	(14,937)

Gross profit	72,058	54,028	59,796	8,669	264,929	225,800	32,738

Operating expenses
Research and development	(44,992)	(38,275)	(35,009)	(5,076)	(206,722)	(154,056)	(22,336)
Sales and marketing	(33,153)	(24,178)	(24,480)	(3,549)	(116,415)	(98,267)	(14,247)
General and administrative	(14,399)	(17,569)	(35,893)	(5,204)	(79,922)	(105,259)	(15,261)

Total operating expenses	(92,544)	(80,022)	(95,382)	(13,829)	(403,059)	(357,582)	(51,844)

Loss from operations	(20,486)	(25,994)	(35,586)	(5,160)	(138,130)	(131,782)	(19,106)

Foreign exchange (loss)/gain, net	(2,407)	(449)	847	123	(3,376)	(2,866)	(416)
Interest income	1,599	276	406	59	6,597	2,321	337
Interest expenses	(1,901)	(194)	(321)	(47)	(8,815)	(3,136)	(455)
Other (loss)/ income	(15,499)	5,479	2,308	335	(2,908)	26,318	3,816
Change in fair value of structured deposits	—	49	7	1	20	59	9
Change in fair value of foreign currency swap contract	3,136	—	74	11	6,060	838	121

Loss before income taxes	(35,558)	(20,833)	(32,265)	(4,678)	(140,552)	(108,248)	(15,694)

Income tax (expenses)/ benefits	(21)	110	480	70	(32)	455	66

Net loss	(35,579)	(20,723)	(31,785)	(4,608)	(140,584)	(107,793)	(15,628)

Less: net (loss)/income attributable to redeemable noncontrolling interests	—	(296)	871	126	—	(1,486)	(215)
Net loss attributable to Aurora Mobile Limited’s shareholders	(35,579)	(20,427)	(32,656)	(4,734)	(140,584)	(106,307)	(15,413)

Net loss attributable to common shareholders	(35,579)	(20,427)	(32,656)	(4,734)	(140,584)	(106,307)	(15,413)

Net loss per share, for Class A and Class B common shares:
Class A and B Common Shares—basic and diluted	(0.45)	(0.26)	(0.41)	(0.06)	(1.78)	(1.34)	(0.19)
Shares used in net loss per share computation:
Class A Common Shares—basic and diluted	61,990,190	62,306,416	62,674,291	62,674,291	61,809,501	62,296,172	62,296,172
Class B Common Shares—basic and diluted	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189
Other comprehensive income/(loss)
Foreign currency translation adjustments	1,278	3,472	(1,447)	(210)	1,638	5,853	849
Total other comprehensive income/(loss), net of tax	1,278	3,472	(1,447)	(210)	1,638	5,853	849

Total comprehensive loss	(34,301)	(17,251)	(33,232)	(4,818)	(138,946)	(101,940)	(14,779)

Less: comprehensive (loss)/income attributable to redeemable noncontrolling interests	—	(296)	871	126	—	(1,486)	(215)
Comprehensive loss attributable to Aurora Mobile Limited’s shareholders	(34,301)	(16,955)	(34,103)	(4,944)	(138,946)	(100,454)	(14,564)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2021	December 31, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	90,552	116,128	16,837
Restricted cash	164,030	132	19
Derivative assets	5,989	—	—
Short-term investments	30,000	—	—
Accounts receivable	43,860	29,727	4,310
Prepayments and other current assets	46,670	30,421	4,410
Amounts due from a related party	35	255	37

Total current assets	381,136	176,663	25,613

Non-current assets:
Long-term investments	141,926	141,901	20,574
Property and equipment, net	62,179	14,947	2,167
Intangible assets, net	5,398	23,947	3,472
Land use right	—	21,560	3,126
Goodwill	—	37,785	5,478
Other non-current assets	4,898	4,128	599

Total non-current assets	214,401	244,268	35,416

Total assets	595,537	420,931	61,029

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	150,000	5,000	725
Accounts payable	18,292	18,169	2,634
Deferred revenue and customer deposits	119,991	138,804	20,125
Accrued liabilities and other current liabilities	85,305	87,592	12,700
Amounts due to a related party	54	—	—

Total current liabilities	373,642	249,565	36,184

Non-current liabilities:
Deferred revenue	3,845	3,585	520
Deferred tax liabilities	—	4,824	699
Other non-current liabilities	2,607	4,058	588

Total non-current liabilities	6,452	12,467	1,807

Total liabilities	380,094	262,032	37,991

Redeemable noncontrolling interests	—	30,552	4,430

Shareholders’ equity:
Common shares	49	50	7
Treasury shares	—	(1,689)	(245)
Additional paid-in capital	1,021,961	1,037,007	150,352
Accumulated deficit	(819,018)	(925,325)	(134,160)
Accumulated other comprehensive income	12,451	18,304	2,654

Total shareholders’ equity	215,443	128,347	18,608

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	595,537	420,931	61,029

AURORA MOBILE LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Twelve months ended
	December 31, 2021	September 30, 2022	December 31, 2022		December 31, 2021	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(35,579)	(20,723)	(31,785)	(4,608)	(140,584)	(107,793)	(15,628)
Add:
Share-based compensation	3,422	4,470	861	125	30,212	15,515	2,249
Reduction in force charges	3,917	1,712	1,584	230	3,917	7,487	1,086
Impairment of long-term investment	23,310	—	415	60	25,898	7,431	1,077
Impairment of long-lived assets	—	—	22,400	3,248	—	22,400	3,248
Change in fair value of foreign currency swap contract	(3,136)	—	(74)	(11)	(6,060)	(838)	(121)

Adjusted net loss	(8,066)	(14,541)	(6,599)	(956)	(86,617)	(55,798)	(8,089)

Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	(35,579)	(20,723)	(31,785)	(4,608)	(140,584)	(107,793)	(15,628)
Add:
Income tax expenses/ (benefits)	21	(110)	(480)	(70)	32	(455)	(66)
Interest expenses	1,901	194	321	47	8,815	3,136	455
Depreciation of property and equipment	6,845	5,868	5,517	800	27,337	24,371	3,533
Amortization of intangible assets	1,135	1,665	1,631	236	4,481	6,043	876
Amortization of land use right	—	183	183	27	—	366	53

EBITDA	(25,677)	(12,923)	(24,613)	(3,568)	(99,919)	(74,332)	(10,777)
Add:
Share-based compensation	3,422	4,470	861	125	30,212	15,515	2,249
Reduction in force charges	3,917	1,712	1,584	230	3,917	7,487	1,086
Impairment of long-term investment	23,310	—	415	60	25,898	7,431	1,077
Impairment of long-lived assets	—	—	22,400	3,248	—	22,400	3,248
Change in fair value of foreign currency swap contract	(3,136)	—	(74)	(11)	(6,060)	(838)	(121)

Adjusted EBITDA	1,836	(6,741)	573	84	(45,952)	(22,337)	(3,238)

AURORA MOBILE LIMITED

UNAUDITED SAAS BUSINESSES REVENUE

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Twelve months ended
	December 31, 2021	September 30, 2022	December 31, 2022		December 31, 2021	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Developer Services	74,574	57,003	63,222	9,166	252,859	235,231	34,106

Subscription	44,407	41,692	46,331	6,717	155,394	160,722	23,303
Value-Added Services	30,167	15,311	16,891	2,449	97,465	74,509	10,803
Vertical Applications	26,622	23,428	23,692	3,435	104,463	93,591	13,569

Total Revenue	101,196	80,431	86,914	12,601	357,322	328,822	47,675

Gross Profits	72,058	54,028	59,796	8,669	264,929	225,800	32,738
Gross Margin	71.2%	67.2%	68.8%	68.8%	74.1%	68.7%	68.7%